Stephen A. Tsoris VICE PRESIDENT, SECRETARY & GENERAL COUNSEL

May 4, 2015

Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Attn:  Amanda Ravitz, Assistant Director

Re:          SPX Corporation

Form 10-K for the Fiscal Year Ended December 31, 2014

Filed February 23, 2015

File No. 001-06948

Dear Ms. Ravitz:

This letter sets forth the response of SPX Corporation (the “Company,” “we,” and “our”) to the comment on the above-referenced filing provided by the Staff of the Securities and Exchange Commission by letter dated April 30, 2015.

The Staff’s comment is restated below in bold type, and is followed by the Company’s response.

1.             Rule 14a-21(a) of the Exchange Act of 1934 requires that you provide shareholders with an advisory vote to approve the compensation of your named executive officers, as disclosed pursuant to Item 402 of Regulation S-K, including related narrative disclosure.  We note that while the resolution on page 68 of your definitive proxy statement appears to provide shareholders with an advisory vote to approve the compensation of your named executive officers, as required by Rule 14a-21(a), it is unclear how the notice and the proxy card meet those requirements, since they seek only approval of “SPX’s executive compensation practices” (emphasis added).  See Exchange Act Rules Compliance and Disclosure Interpretation Question 169.07.  Please tell us how you intend to address the wording of the notice and proxy card or tell us why you believe that your present disclosure is in compliance with Rule 14a-21(a).

We respectfully acknowledge the Staff’s comment.  Below we explain why we believe our current disclosure complies with Rule 14a-21(a).  Nonetheless, we intend to also file definitive additional soliciting materials in the form attached at Exhibit A to clarify the language on our proxy card and notice of internet availability of proxy materials. And in future filings we will ensure that the wording of the notice and proxy card follows the exact language of the examples set forth in Question 169.07 of the Exchange Act Rules Compliance and Disclosure Interpretations.

13320 BALLANTYNE CORPORATE PLACE

CHARLOTTE, NORTH CAROLINA  28277

UNITED STATES

TEL       | 704 | 752 | 4421

FAX       | 336 | 217 | 8156

STEVE.TSORIS@SPX.COM

www.spx.com

We believe that our present disclosure is in compliance with Rule 14a-21(a).   As alluded to above, Exchange Act Rules Compliance and Disclosure Interpretation Question 169.07 provides examples of language that the Staff believes complies with Rule 14a-21(a), but does not indicate that the examples are the only permitted wording to describe the advisory vote to approve executive compensation on a company’s proxy card.  By including the word “practices” on the notice and proxy card, we intended to cover the actual compensation of our named executive officers, rather than our general approach to compensation, and as we detail below, we are fully confident that our stockholders understood the term “practices” to refer to actual compensation.

We note that our proxy card language is substantially closer to the four suggested examples the Staff cites in Question 169.07 than to the negative example.  The Staff’s concern, as clarified in Question 169.07, is to assure that stockholders understand they are not being asked “to vote on whether or not the company should hold an advisory vote on executive compensation,” but rather being asked “to actually approve, on an advisory basis, the compensation paid to the company’s named executive officers.”  We believe that the language on our proxy card and notice causes no such confusion; we are clearly asking stockholders to approve SPX’s executive compensation, and we believe that the addition of the word “practices” is consistent with the examples approved by the Staff in Question 169.07.

Moreover, as the Staff notes in its letter to us, the resolution submitted to our stockholders for their advisory vote found on page 68 of our proxy statement clearly indicates that stockholders are being requested to approve the compensation of our named executive officers, and therefore fully complies with Rule 14a-21(a), including the instruction thereto.  As required by Rule 14a-16, our stockholders have access to our proxy statement prior to casting their votes through the proxy card.  Indeed, one of the important purposes of Rule 14a-16(f)(1), which prohibits the inclusion of a form of proxy with the initial notice of internet availability of proxy materials, is to ensure that stockholders have access to the company’s proxy statement prior to voting so that stockholders do not rely solely on the language in the notice and form of proxy when making a voting decision.

In addition, our stockholder outreach has demonstrated to us that our stockholders read the proxy statement to understand the issues and then vote the proxy card with that additional context as intended by Rule 14a-16.  As discussed in our definitive proxy statements for the 2014 and 2015 annual meetings, in recent years we have engaged in stockholder outreach to discuss executive compensation.  In these meetings, we saw no evidence that our stockholders were at all confused about the subject of the vote or that they did not understand that the phrase “executive compensation practices” in the notice and proxy card was intended to cover the actual compensation of our named executive officers.  In these meetings, many stockholders asked specific and pointed questions about the relevant disclosure in the proxy statement, or expressed verbal approval or disapproval of specific compensation amounts, indicating these stockholders understood that they were being asked to approve the compensation of our named executive officers, and not anything else.  Moreover, no investor has asked questions of, or expressed confusion or concern to, us as to the wording in the notice or proxy card with respect to the advisory vote to approve executive compensation.

We have also analyzed the voting results from our annual meetings for the years 2011 through 2014, which further support the view that our stockholders understand that the phrase “executive compensation practices” on the notice and proxy card was intended to cover the actual compensation of our named executive officers.  As disclosed under Item 5.07 of our Current Reports on Form 8-K, the percentage of the votes cast for our advisory vote on executive compensation has varied significantly, with approximately 79% of stockholders voting for in 2011, 53% voting for in 2012, 67% voting for in 2013, and 62% voting for in 2014.  This varying level of support suggests that stockholders fully understand what they are being requested to vote on actual compensation, and not just general practices.

Furthermore, we would expect a lower number of votes to be cast either for or against proposals about which stockholders were confused. Rather, from 2011 through 2014, roughly the same number of votes were cast either for or against the advisory vote on executive compensation as were cast on the other proposals as to which brokers did not have discretionary authority to vote.  Votes cast to date for this year’s annual meeting demonstrate a similar correlation.  Based on these results, we believe that stockholders were not confused by the wording of the proposal in the notice and proxy cards for those meetings.

Therefore, because the language on our proxy card and notice is consistent with the examples approved by the Staff in Question 169.07, because the wording of the resolution to approve our executive compensation on page 68 of our proxy is compliant with Rule 14a-21(a), because our direct outreach to our stockholders and the results of past votes on resolutions to approve our executive compensation have demonstrated that our stockholders clearly understand that they are being asked to vote to approve the compensation of our named executive officers, and because we have never had a stockholder express confusion or concern to us regarding the wording used on our proxy card or notice, the Company respectfully submits that its current disclosure is compliant with Rule 14a-21(a) and the corresponding Staff interpretations.

While we believe our current disclosure is compliant with Rule 14a-21(a), we intend to file a notice to our stockholders as definitive additional soliciting materials in the form attached at Exhibit A to make clear that our reference to “executive compensation practices” on our proxy card and notice is intended to request that our stockholders approve the company’s executive compensation as disclosed pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the compensation discussion and analysis, the compensation tables and any related material disclosed in our proxy statement.

We will also ensure in future filings that the wording of the notice and proxy card with respect to the advisory vote to approve our executive compensation follows the exact language in the examples set forth in Question 169.07 of the Exchange Act Rules Compliance and Disclosure Interpretations, by indicating that stockholders are being asked to vote, on an advisory basis, to approve executive compensation.

In connection with this response, we acknowledge the following:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like additional information or desire to discuss the Company’s response to your comment, please contact the undersigned via telephone at (704) 752-4421 or via e-mail at steve.tsoris@spx.com.

Very truly yours,

/s/ Stephen A. Tsoris

Stephen A. Tsoris
Vice President, Secretary and General Counsel

cc:	Geoffrey Kruczek
Kate Maher

EXHIBIT A

SPX CORPORATION

SUPPLEMENT TO THE DEFINITIVE PROXY STATEMENT

FOR THE ANNUAL MEETING OF STOCKHOLDERS

TO BE HELD ON MAY 8, 2015

May 4, 2015

Dear Stockholder,

We are writing with respect to one of the proposals to be voted upon at our upcoming Annual Meeting of Stockholders to be held on May 8, 2015.

As set forth in Proposal 2 — Advisory Vote to Approve the Compensation of Our Named Executive Officers, which is discussed beginning on page 64 of our proxy statement, in accordance with the Dodd-Frank Wall Street Reform and Consumer Protection Act, we are providing our stockholders the opportunity to approve, on an advisory basis, the compensation of our named executive officers as described in our “Compensation Discussion and Analysis” and related tabular and narrative disclosures in our proxy statement.

We are providing this notice in order to clarify the language on our proxy card and notice of internet availability of proxy materials with respect to Proposal 2.  To ensure complete understanding by all of our stockholders, we are reiterating in this letter the meaning of a “FOR,” “AGAINST” and “ABSTAIN” vote on Proposal 2.

A vote “FOR” Proposal 2 means a vote FOR approval, on an advisory basis, of the compensation of our named executive officers as disclosed in our proxy statement pursuant to the compensation disclosure rules of the Securities and Exchange Commission.

A vote “AGAINST” Proposal 2 means a vote AGAINST such approval.

An abstention on Proposal 2 means you do not wish to cast a vote “FOR” or “AGAINST” such approval.

If you have already submitted a proxy card and wish to change your vote on Proposal 2, you may revoke your prior proxy by filing an instrument of revocation or a duly executed proxy bearing a later date with our Secretary, at our principal executive offices. If you have already submitted a proxy over the Internet and wish to change your vote on Proposal 2, you may revoke your prior proxy by submitting a new proxy in its place in accordance with the instructions set forth on the Internet voting website. If you have already submitted a proxy by telephone and wish to change your vote on Proposal 2, you may revoke your prior proxy by calling the voting telephone number and following the instructions provided by the recorded message. You may also revoke your prior proxy by attending the Annual Meeting and voting in person.

Although the stockholder vote on Proposal 2 is non-binding, the Board of Directors encourages all stockholders to vote their shares on this matter, and will consider the outcome of the vote in future executive compensation decisions.

Sincerely,

Stephen A. Tsoris
Vice President, Secretary and General Counsel